SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

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DIRECT DIAL NUMBER (852) 2514-7620	E-MAIL ADDRESS YGAO@STBLAW.COM

September 27, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Kevin Stertzel

Mr. Martin James

Re:	XPeng Inc.

Form 20-F

Response Dated September 7, 2022

File No. 001-39466

Ladies and Gentlemen:

On behalf of our client, XPeng Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 13, 2022 (the “September 13 Comment Letter”), relating to the Company’s responses to the Staff’s comments contained in the letter dated August 3, 2022 and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 28, 2022 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the September 13 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Annual Report.

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MICHAEL J.C.M. CEULEN     MARJORY J. DING     DANIEL FERTIG     ADAM C. FURBER     YI GAO     MAKIKO HARUNARI     IAN C. HO     JONATHAN HWANG     ANTHONY D. KING     JIN HYUK PARK     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK                     BEIJING                     BRUSSELS                     HOUSTON                     LONDON                     LOS ANGELES                     PALO ALTO                     SÃO PAULO                     TOKYO                     WASHINGTON, D.C.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

Form 20-F filed April 28, 2022

Conventions that Apply to this Annual Report on Form 20-F, page 1

1.

Please revise the definition of “PRC or China” on page 1 to include Hong Kong and Macau and clarify that the only time that “PRC or China” does not include Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC. Additionally, clarify that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong and Macau. Lastly, discuss any commensurate laws and regulations in Hong Kong and Macau, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations. As an example, expand your disclosure related to the enforceability of civil liabilities in Hong Kong.

The Company proposes to replace the referenced definition, starting on page 1 of the Annual Report, with the following in its future annual reports on Form 20-F:

“China” and the “PRC” are to the People’s Republic of China, including Hong Kong Special Administrative Region and Macau Special Administrative Region, unless referencing specific laws and regulations adopted by the PRC and other legal or tax matters only applicable to mainland China; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with PRC laws and regulations;

The Company respectfully advises the Staff that it does not conduct material business operations in Hong Kong or Macau. As a result, the Company is not subject to material operational risks associated with Hong Kong or Macau.

The Company proposes to include the following disclosure to page 52 of its future annual report on Form 20-F:

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor, and there can be no assurance that such legal action in Hong Kong would be resolved in favor of the judgment debtor.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

Item 3. Key Information

Contractual Arrangements with the Group VIEs and Their Shareholders, page 4

2.

We note your response to our prior comment 1. It appears that the operations of your Group VIEs constitute a material aspect of the operations of your company, and that, if Chinese authorities disallow this structure, it would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please revise accordingly.

The Company proposes to include the following disclosure to page 5 its future annual report on Form 20-F:

Furthermore, the Chinese regulatory authorities could disallow the VIE structure. If we are unable to assert our control over the assets of the Group VIEs, we may experience disruptions to our business, and the value of our Class A ordinary shares and ADSs may decline.

The Company respectfully advises the Staff that the operations of its Group VIEs do not constitute a material aspect of the Group’s operations. The Group’s core business is vehicle manufacturing and sales. The Group VIEs, which consist of Zhipeng IoV, Yidian Chuxing and Xintu Technology, are not critical to the Group’s core business.

•

Zhipeng IoV is primarily engaged in the business of development and the operation of certain Internet of Vehicles (IoV) features, such as the XPeng App. Such IoV features are not essential to car buyers’ usage of the Group’s vehicle products. Furthermore, in the event that the VIE structure is disallowed, the Group will be able to offer the IoV features through collaboration with an affiliate and/or third party that holds the requisite value-added telecommunication services (“VATS”) license.

•

Yidian Chuxing is primarily engaged in the business of provision of online ride-hailing service through an online platform, including the Youpeng Chuxing App. Online ride-hailing is offered as a separate and distinct service from the Group’s vehicle products. Furthermore, the Group’s online ride-hailing service is offered at a limited scale, and revenue from such service accounted for less than 1% of the Group’s total revenue in 2021. The Group does not plan to scale up its ride-hailing service. In the event the VIE structure is disallowed, the Group will either terminate such service offering or collaborate with an affiliate and/or third party that holds the requisite VATS license.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

•

Zhipeng Kongjian, which is Xintu Techology’s wholly-owned subsidiary, primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps and is in the process of renewing the Surveying and Mapping Qualification Certificate. As Zhipeng Kongjian waits for the completion of such renewal process, neither Xintu Technology nor Zhipeng Kongjian is currently engaged in substantive business operations. The Group currently offers a navigation system with ADAS technology to car buyers through collaboration with a third party that holds the requisite license. In the event the VIE structure is disallowed, the Group will continue collaborating with such third party to offer the navigation system.

Furthermore, the Group VIEs do not represent a material percentage of the Group’s financial position, results of operations, or cash flows, as of and for each period presented in the Annual Report. For further details, please refer to the Company’s responses to the Staff’s prior comments 1, 3 and 6 in the letter dated September 7, 2022, as well as the Company’s responses to the Staff’s comment 3 in this letter. Based on the above, in the event that the VIE structure is disallowed, the Company does not expect to experience a material disruption in its operations or a material change in the value of its securities.

3.

We note your response to our prior comment 3. Please revise to provide a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the Wholly Foreign-Owned Enterprises, or WFOEs, that are the primary beneficiary of the VIEs, and an aggregation of other entities.

In the sample letter issued by the Division of Corporation Finance on December 20, 2021 to China Based Companies, the Staff indicated in Point 10 that the aforementioned requested information should be provided if VIEs are a material part of the consolidated financial statements. As articulated above, the Group VIEs are not a material part of the consolidated financial statements. The Company believes that they are immaterial and that the cost of providing such condensed consolidating schedules would exceed any benefit to an investor. To demonstrate that the VIEs are immaterial to the consolidated financial statements, presented in Appendix A hereto is summarized financial information of the combined Group VIEs in relationship to the comparative line item in the consolidated financial statements for the periods presented.

The Company respectfully advises the Staff that the selected financial data of the Group VIEs as presented in Appendix A are immaterial to the Group as of and for each of the periods presented. In the future, if the Group establishes any material Group VIE, or if any of the existing Group VIEs becomes material to the Group, the Company undertakes to disclose a condensed consolidating schedule relating to such material Group VIE(s) in accordance with the Staff’s comment 3 in its future annual reports on Form 20-F.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

If the Staff still has additional questions regarding this matter, the Company respectfully requests the opportunity to discuss on a call at the Staff’s convenience prior to the issuance of any additional comments.

Operations in China, page 5

4.

We note that your auditor, PricewaterhouseCoopers Zhong Tian LLP, is headquartered in China. We also note that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that under the agreement, the PCAOB will be required to reassess its determinations by the end of 2022. In future filings please ensure that your disclosure reflects the current regulatory landscape related to the Statement of Protocol, whether your auditor is subject to the PCAOB’s reassessed determinations, and whether and how the HFCAA and related regulations will affect your company.

The Company acknowledges the Staff’s comment and will reflect in its future annual reports on Form 20-F (i) the current regulatory landscape related to the Statement of Protocol, (ii) whether the Company’s auditor is subject to the PCAOB’s reassessed determinations, and (iii) whether and how the HFCAA and related regulations will affect the Company.

Restrictions on Transfer of Funds , page 6

5.

We note your response to our prior comment 6. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.

Please refer to the Company’s response to the Staff’s comment 3 in this letter for the financial information related to the Group VIEs for the periods and as of the dates presented. Based on the financial information presented in response to the Staff’s comment 3, the gross amount of the cash flows and transfers of other assets, including those relating to intercompany transactions (e.g. service charges), between the Group VIEs and other entities within the Group are immaterial to the Group for each of the periods presented. Consequently, the Company believes that disclosure of cash flows and transfers of other assets between the VIEs, subsidiaries and the holding company is not necessary and would not impact investor decisions.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Company respectfully advises the Staff that each of the Group VIEs recorded immaterial losses for each of the periods presented, respectively, and recognized immaterial technical service fee expenses under the VIE contractual agreements (agreements with equity owned Group entities) for each of the periods presented, respectively. The Company believes that disclosure of technical service fee amounts under the VIE contractual agreements is not necessary, as such amounts are immaterial to the Group and would not impact investor decisions.

The Company proposes to add the following disclosure to page 7 of its future annual report on Form 20-F: The subsidiaries did not declare any dividends or make distributions to the holding company for each of the years presented. The consolidated Group VIEs do not pay dividends to the subsidiaries or the holding company but rather transfer funds through technical service fees. The service fees charged between the Group VIEs and other entities within the Group were immaterial for each of the years presented.

The Company proposes to revise its original disclosure, starting on page 7 of the Annual Report, as follows in its future annual reports on Form 20-F: Since inception, we have not declared or paid any dividends on our ordinary shares or ADSs. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

In the future, if the Group establishes any material Group VIE, or if any of the existing Group VIEs becomes material to the Group, the Company undertakes to disclose cash flows, asset transfers and dividend distributions relating to such material Group VIE(s) in accordance with the Staff’s comment 5 in its future annual reports on Form 20-F.

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If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

cc:        XPeng Inc.

Hsueh-Ching Lu, Vice President of Finance and Accounting

Yeqing Zheng, General Counsel

Simpson Thacher & Bartlett

Kai Fan

PricewaterhouseCoopers Zhong Tian LLP

Alex Chan

Appendix A

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021			As of December 31, 2020			As of December 31, 2019
RMB in thousands	VIEs and VIEs’ subsidiary	Group Consolidated	%	VIEs and VIEs’ subsidiary	Group Consolidated	%	VIEs and VIEs’ subsidiary	Group Consolidated	%
Current assets	29,451	48,830,736	0.1%	4,683	39,679,278	0.0%	7,129	4,960,650	0.1%
Non-current assets	255,439	16,820,566	1.5%	430	5,027,501	0.0%	642	4,290,715	0.0%
Total assets	284,890	65,651,302	0.4%	5,113	44,706,779	0.0%	7,771	9,251,365	0.1%
Current liabilities	(448,899)			(65,829)			(38,203)
Less: Other payables due to other subsidiaries of the Company	(368,247)			(54,775)			(32,000)
Current liabilities due to external parties	(80,652)	(18,012,664)	0.4%	(11,054)	(7,837,263)	0.1%	(6,203)	(3,297,691)	0.2%
Non-current liabilities	(3)	(5,492,060)	0.0%	—	(2,439,707)	0.0%	—	(3,090,626)	0.0%
Total liabilities	(448,902)	(23,504,724)	1.9%	(65,829)	(10,276,970)	0.6%	(38,203)	(6,388,317)	0.6%
Mezzanine Equity	—	—	N/A	—	—	N/A	—	(9,693,478)	0.0%
Shareholders’ equity	164,012	(42,146,578)	-0.4%	60,716	(34,429,809)	-0.2%	30,432	6,830,430	0.4%

Selected Condensed Consolidated Statements of Comprehensive Loss Data

	For the Year Ended December 31, 2021			For the Year Ended December 31, 2020			For the Year Ended December 31, 2019
RMB in thousands	VIEs and VIEs’ subsidiary	Group Consolidated	%	VIEs and VIEs’ subsidiary	Group Consolidated	%	VIEs and VIEs’ subsidiary	Group Consolidated	%
Revenues	59,977	20,988,131	0.3%	28,608	5,844,321	0.5%	35,785	2,321,219	1.5%
Cost of sales	(62,377)	(18,365,576)	0.3%	(32,733)	(5,578,332)	0.6%	(54,051)	(2,879,360)	1.9%
Gross (loss) profit	(2,400)	2,622,555	-0.1%	(4,125)	265,989	-1.6%	(18,266)	(558,141)	3.3%
Operating expenses	(101,256)	(9,419,700)	1.1%	(34,709)	(4,646,555)	0.7%	(19,434)	(3,234,727)	0.6%
Loss from operations	(103,528)	(6,579,405)	1.6%	(38,746)	(4,293,736)	0.9%	(37,146)	(3,780,574)	1.0%
Loss before income taxes	(103,232)	(4,837,106)	2.1%	(39,097)	(2,730,762)	1.4%	(37,114)	(3,691,672)	1.0%
Net loss (1)	(103,232)	(4,863,096)	2.1%	(39,097)	(2,731,985)	1.4%	(37,114)	(3,691,673)	1.0%

Notes:

(1)

In the Company’s response to the Staff’s prior comment 3 in its letter dated September 7, 2022, the Company advised that the net loss of the Group VIEs is less than 1.5% of the Group’s consolidated net loss for the year ended December 31, 2021. The Company revisited its original computations and determined that the Group VIEs’ net loss actually represented 2.1% of the Group’s consolidated net loss for the year ended December 31, 2021. The actual calculated Group VIEs’ net loss as percentage of the Group’s consolidated net loss is not material for 2021.

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021			For the Year Ended December 31, 2020			For the Year Ended December 31, 2019
RMB in thousands	VIEs and VIEs’ subsidiary	Group Consolidated	%	VIEs and VIEs’ subsidiary	Group Consolidated	%	VIEs and VIEs’ subsidiary	Group Consolidated	%
Net cash used in operating activities (2)	(90,887)			(40,925)			(32,874)
Less: Net cash generated from / (used in) operating activities with other subsidiaries of the Company (2)	22,576			(4,184)			(46)
Net cash used in operating activities with external parties (2)	(113,463)	(1,094,591)	10.4%	(36,741)	(139,766)	26.3%	(32,828)	(3,562,765)	0.9%
Net cash generated from/(used in) investing activities with external parties	(250,675)	(33,075,878)	0.8%	4,035	(4,406,161)	-0.1%	(4,013)	740,296	-0.5%
Net cash provided by financing activities	343,227			35,617			37,567
Less: Net cash provided by financing activities with other subsidiaries of the Company	343,227			35,617			37,567
Net cash provided by financing activities with external parties	—	14,627,093	0.0%	—	34,329,793	0.0%	—	3,593,562	0.0%

Notes:

(2)

A comparison of the net operating cash flows for 2021 and 2020 of the Group VIEs and their subsidiary to the consolidated balances indicates that the relative significance attributable to the Group VIEs is much larger compared to other captions. This relationship is attributable to large gross cash inflows and gross cash outflows netting to relatively small amounts.

	For the Year Ended December 31, 2021			For the Year Ended December 31, 2020
RMB in millions	VIEs and VIEs’ subsidiary	Group Consolidated	%	VIEs and VIEs’ subsidiary	Group Consolidated	%
Gross operating cash inflows	32	21,530	0.1	10	6,648	0.2
Gross operating cash outflows	123	22,625	0.5	51	6,788	0.8

The gross cash flow information of the Group VIEs and Group VIEs’ subsidiary illustrate that the operating cash inflows (cash generated) and outflows (cash expended) of the Group VIEs and Group VIEs’ subsidiary are insignificant in relation to the consolidated financial information.

Intercompany receivables and payables of the Group VIEs due from / to other entities within the Group

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
RMB in thousands
Other receivables due from other subsidiaries of the Company	7,347	22	—
Other payables due to other subsidiaries of the Company	368,247	54,775	32,000
Accounts receivable due from other subsidiaries of the Company	15,267	—	—
Accounts payable due to other subsidiaries of the Company	33	3	2

Intercompany transactions between the Group VIEs and other entities within the Group

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
RMB in thousands
Costs and operating expenses incurred for procurement of products, technical services, and other services from other subsidiaries of the Company	2,123	232	—
Revenues generated from services rendered to other subsidiaries of the Company	2,778	—	—

Intercompany cash flows between the Group VIEs and other entities within the Group

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
RMB in thousands
Net cash generated from / (used in) operating activities with other subsidiaries of the Company	22,576	(4,184)	(46)
Net cash used in investing activities with other subsidiaries of the Company	—	—	—
Net cash provided by financing activities with other subsidiaries of the Company	343,227	35,617	37,567